adidas

GROUP

RECEIVED

2007 FEB -6 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

07020834

SUPPL

31.01.2007

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the Press Release dated January 23, 2007 (Attachment No. 1)
- the Press Release dated January 12, 2007 (Attachment No. 2)
- the Press Release dated November 21, 2006 (Attachment No. 3)

If you need further information, please do not hesitate to contact me.

Kind regards,

i.A. [signature]

Gabriele Dirian

Attachments

PROCESSED

FEB 0 8 2007

THOMSON
FINANCIAL

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas.de

GROUP

Rule 12g3-2(b) File No. 082-04278

For immediate release

January 23, 2007

Patrik Nilsson appointed as President of adidas North America

Portland, Oregon - adidas has appointed Patrik Nilsson as President of adidas North America with immediate effect. Patrik Nilsson will be in charge of all adidas operations in the North American market and report directly to Erich Stamminger, President & CEO of the adidas brand. Patrik Nilsson succeeds Rob Langstaff, who has decided to leave the company for personal reasons.

Patrik Nilsson, a Swedish national, has a long and successful track record with adidas both on a global and local level. He started his adidas career in 1991 as Head of Sales and Marketing in Sweden. In 1994, he joined the Global Marketing organization, and during his tenure as Business Unit Manager Tennis, adidas regained market leadership in this category globally. In 2000, Patrik Nilsson was appointed Head of adidas' Global Sport Heritage Division where sales doubled under his leadership. Since November 2003, Patrik Nilsson has been Managing Director Area Nordic within adidas Region Europe. In this role, he brought adidas back to a leadership position in the Scandinavian market-place.

"I am very much looking forward to supporting Patrik in his new role," said Erich Stamminger. "His appointment further strengthens our management team in Portland. Patrik draws on rich and successful experience with our Group and has a clear understanding of our strategic plans for North America. At the same time, I would like to thank Rob for his passion and many contributions to our company and wish him all the best for the future."

Patrik Nilsson's current role as Managing Director Area Nordic will be assumed by Roland Auschel, adidas' Head of Region Europe, Middle East & Africa, on an interim basis.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and expects 2006 sales of around € 10 billion.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

For immediate release **January 12, 2007**

adidas Group Buys Distribution Rights for Brand Reebok in Turkey

Herzogenaurach/Istanbul – The adidas Group announced today that it has bought the distribution rights for the Reebok brand in Turkey from RBK Spor Urunleri. Effective April 1, 2007, adidas Spor Malzemeleri Satis ve Pazarlama A.S. will become the exclusive distributor of Reebok products in Turkey. Financial details of the transaction will be kept confidential.

Buying out Reebok distributors and joint ventures around the globe is a key component of the integration strategy and will provide the adidas Group with annual revenue synergies totaling at least € 200 million by 2009.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and expects 2006 sales of around € 10 billion.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

Rule 12g3-2(b) File No. 082-04278

For immediate release

November 21, 2006

adidas Group completes divestiture of the Greg Norman Collection to MacGregor Golf Company

Herzogenaurach / Albany, Georgia – adidas AG announced today that it has formally completed the divestiture of the Greg Norman Collection (GNC) apparel business to the MacGregor Golf Company. The transaction excludes existing GNC-related retail outlet operations. As previously announced, financial details will not be disclosed. Following yesterday's completion of the divestiture of the GNC apparel business, GNC will be included within the Group's results until the end of November 2006.

Headquartered in New York, the Greg Norman Collection is a worldwide marketer and distributor of men's sportswear, golf apparel and accessories. The GNC business which will be sold in this transaction reported sales of approximately € 55 million in 2005.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 25,000 employees worldwide and expects sales of around € 10 billion in 2006.

About TaylorMade-adidas Golf

Headquartered in Carlsbad, California, TaylorMade-adidas Golf sells golf clubs and balls under the TaylorMade brand, Maxfli golf balls and adidas Golf footwear and apparel. TaylorMade-adidas Golf posted 2005 sales of € 709 million.

About MacGregor Golf Company

Albany, Georgia based MacGregor Golf, the second oldest golf company in the world, has a storied 109-year history filled with innovation and PGA Tour success including a record 59 Majors. MacGregor Golf designs and manufactures a complete line of innovative golf equipment. MACTEC™ drivers, fairway woods, irons, wedges and Bobby Grace™ putters are marketed under the MacGregor brand.

***

adidas
GROUP

Rule 12g3-2(b) File No. 082-04278

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

END